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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*



                           Regent Technologies, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   758905202
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                                 (CUSIP Number)


        Roy W. Mers, 2929 Elm Street, Dallas, Texas 75226 (214) 632-6100
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 17, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 758905202

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William M. DeArman
    FEI# ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,000,000 SHARES, 2,000,000 WARRANTS
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,000,000 SHARES, 2,000,000 WARRANTS
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000 SHARES, 2,000,000 WARRANTS
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.00%
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14   TYPE OF REPORTING PERSON

     IN
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        *Based on the assumptions stated by the virtue of Rule 13d-3(d)

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                                  SCHEDULE 13D

Item 1       SECURITY AND ISSUER

         This statement relates to shares of common stock, par value $.01 share (the "Stock"), of a Colorado corporation (the "Issuer"). The principle executive offices of the Issuer are located at 2929 Elm Street, Dallas, Texas 75226.

Item 2       IDENTITY AND BACKGROUND

(a) William M. DeArman

(b) 5420 Huckleberry Lane
    Houston, Texas 75056

(c) private investor

(d) Mr. DeArman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. DeArman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. DeArman is a US citizen.

Item 3       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

          REPORTING PERSON             SOURCE OF FUNDS            AMOUNT OF FUNDS
          William M. DeArman           Personal Funds                 $100,000

Item 4       PURPOSE OF TRANSACTION

Investment


Item 5   INTEREST IN SECURITIES OF THE ISSUER

(a) William M. DeArman beneficially owns 1,000,000 shares of Common Stock and 2,000,000 warrants to purchase Common Stock which is 14% of that class of securities for all Common Stock and warrants and options to purchase Common Stock Outstanding.

(b) Mr. DeArman has the sole power to vote and the sole power to dispose of 1,000,000 shares and 2,000,000 warrants.

(c) During the last sixty days Mr. DeArman has acquired 400,000 shares and 133,320 warrants at $.10 per share unit on February 17, 1998. All securities of issuer acquired by Mr. DeArman have been acquired directly from the issuer as newly issued, restricted securities.



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Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

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Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

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         SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           DATED:    March 9, 1998
                                 --------------------------------------

                           By: /s/ WILLIAM M. DEARMAN
                               ----------------------------------------
                                   William M. DeArman




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